September 29, 2017

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Irene Paik and Joseph McCann

Re:	Celyad S.A.
Form F-3
Filed August 31, 2017
File No. 333-220285

Ladies and Gentlemen:

This letter is being submitted on behalf of Celyad S.A. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form F-3 filed on August 31, 2017 (the “Form F-3”), as set forth in your letter dated September 12, 2017 addressed to Mr. Christian Homsy, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently submitting Amendment No. 1 to the Form F-3 (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the Staff’s comments refer to the Form F-3, and page references in the responses refer to Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express two copies of each of this letter and Amendment No. 1 (marked to show changes from the Form F-3).

September 29, 2017

Selling Securityholders, page 28

1.	We note that you appear to be relying upon Rule 430B of the Securities Act of 1933 to omit certain information regarding selling securityholders from this registration statement. Please confirm that you satisfy all of the conditions of Rule 430B(b)(2) and revise this section, as applicable, to disclose the information required by Rule 430B(b)(2)(iii) of the Securities Act of 1933. For additional guidance, refer to Form F-3, General Instructions II.H.

RESPONSE: In response to the Staff’s comment, the Company has revised Amendment No. 1 to remove all references to selling securityholders.

General

2.	We note that you have a pending request for confidential treatment relating to exhibits filed with your August 31, 2017 Form 6-K. Please be advised that we will not be in a position to declare your registration statement effective while the confidential treatment request remains pending.

RESPONSE: The Company respectfully acknowledges the Staff’s comment.

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If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1933.

Sincerely,

/s/ Michael H. Bison

Michael H. Bison

Enclosures

cc:	Christian Homsy, Chief Executive Officer, Celyad SA

Patrick Jeanmart, Chief Financial Officer, Celyad SA

Mitchell S. Bloom, Goodwin Procter LLP

Laurie A. Burlingame, Goodwin Procter LLP